MEMORANDUM

TO:                      Division of Corporation Finance

    Securities and Exchange Commission

FROM:                Cleco Corporation
    Cleco Power LLC

DATE:                  September 17, 2009

RE:                      Cleco Corporation
    Form 10-K for the Fiscal Year Ended December 31, 2008
    Filed February 26, 2009
    Definitive Proxy Statement on Schedule 14A
    Filed March 12, 2009
    Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009
    Filed May 6, 2009 and August 5, 2009
    File No. 001-15759

    Cleco Power LLC
    Form 10-K for the Fiscal Year Ended December 31, 2008
    Filed February 26, 2009
    Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009
    Filed May 6, 2009 and August 5, 2009
    File No. 001-05663

Set forth below, please find the response of Cleco Corporation (“Cleco”) and Cleco Power LLC (“Cleco Power,” and together with Cleco, the “Registrants”) to a comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 8, 2009, with respect to the Registrants’ Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”).  For your convenience, the Registrants’ response is prefaced by the text of the Staff’s corresponding comment in italicized text.

The Registrants acknowledge that they are responsible for the adequacy and accuracy of the disclosure in the filings referenced above.  The Registrants further acknowledge that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to such filings.  The Registrants also acknowledge that they may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrants would like to supplement the response in their response memorandum dated August 28, 2009 to comment 12 in the Staff’s letter dated August 13, 2009.  The Registrants have determined that Exhibit 10(r)(3) - Purchase Agreement, dated as of April 23,

September 17, 2009	Page 2

2007, by and among Calpine Acadia Holdings, LLC, as Seller, and Acadia Power Holdings, LLC, as Buyer, incorporated from Cleco’s Form 8-K filed on April 26, 2007 was no longer material as of December 31, 2008 and was filed inadvertently as an exhibit to the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2008

Note 10 – Income Taxes, page 100

COMMENT:

1.
We note your response to comment 9 of our letter dated August 13, 2009.  We note you provided for deferred taxes related to your AFUDC equity income in Exhibit 1.  We also reviewed your last journal entry in Exhibit 1 to record the SFAS no. 71 adjustment.  In this regard, please explain to us why the deferred tax expense in the last journal entry was immediately reversed.  Detailed journal entries showing the unwinding of all the accounts used to record the tax effects of the AFUDC equity income would facilitate our review.

RESPONSE:

Under FAS 109, AFUDC equity is considered a temporary difference (Paragraph 29b) requiring a deferred tax to be recorded upon origination.  This deferred tax will reverse over the life of the asset giving rise to AFUDC.

Under regulatory reporting required by the Louisiana Public Service Commission (“LPSC”), AFUDC equity receives flow-through treatment.  Flow-through in this context means that the LPSC is not allowing Cleco Power to collect deferred taxes associated with the AFUDC equity temporary difference from the rate payers.  An adjustment under FAS 71 is properly recorded to reflect the flow-through treatment required by the LPSC.  This FAS 71 adjustment reverses over the life of the asset giving rise to AFUDC.

The net effect of the journal entries is to reflect deferred taxes under FAS 109 while providing for the flow-through treatment under FAS 71.  The appropriate net effect on the income statement is flow-through treatment while the balance sheet reflects an appropriate deferred tax liability recorded under FAS 109 offset by an appropriate regulatory asset recorded under FAS 71.  The regulatory asset and deferred tax liability reverse at the same time over the life of the asset giving rise to AFUDC.  The net balance sheet and income statement impact is zero.

Please see Exhibit 1 for detailed journal entries showing the unwinding of all the accounts used to record the tax effects of the AFUDC equity income.

*           *           *

Please contact Chuck Mannix (318-484-7598), Vice President of Tax and Treasurer of Cleco if you have any questions about the above response, or require any further information.  We appreciate your prompt attention to this matter.

Exhibit 1

Cleco Power
Analysis of Plant Differences Tax Effects
For the Year ended December 31, 2008

Journal Entries Related to the Tax Effects of Equity AFUDC
	FYE 12/31/2008	FYE 12/31/2009	FYE 12/31/2010	FYE 12/31/2011-2058	FYE 12/31/2059	Balance 12/31/2059

To record FAS 109 deferred taxes:	dr(cr)

Deferred tax expense	24,992,039					24,992,039
Accumulated deferred tax liability	(24,992,039)					(24,992,039)

To record unwind of FAS 109 deferred taxes:

Deferred tax expense		(499,841)	(499,841)	(23,492,516)	(499,841)	(24,992,039)
Accumulated deferred tax liability		499,841	499,841	23,492,516	499,841	24,992,039

To Record FAS 71 adjustment:

Regulatory asset	40,622,533					40,622,533
Deferred tax expense	(24,992,039)					(24,992,039)
Deferred tax liability	(15,630,494)					(15,630,494)

To Record Unwind of Regulatory Asset:

Regulatory Asset		(812,451)	(812,451)	(38,185,180)	(812,451)	(40,622,533)
Deferred tax expense		499,841	499,841	23,492,516	499,841	24,992,039
Deferred tax liability		312,610	312,610	14,692,664	312,610	15,630,494